Filed by Rockwell Collins, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Filer: Rockwell Collins, Inc.
Subject Company: Rockwell Collins, Inc.
SEC File No.: 001-16445
Date: September 5, 2017

SUPPLIER TALKING POINTS

•	United Technologies and Rockwell Collins announced they have reached an agreement whereby UTC will acquire Rockwell Collins and combine the business with UTC Aerospace Systems.

•	The combined Rockwell Collins and UTC Aerospace Systems business will be called Collins Aerospace Systems and will be led by Kelly Ortberg.

•	No final decision has been made as to where the combined business will be headquartered.

•	UTC Aerospace Systems designs, manufactures and services systems and components and provides integrated solutions for commercial, regional, business and military aircraft, helicopters and other platforms.

•	By combining UTC Aerospace Systems and Rockwell Collins, we will create a more diversified global aerospace systems supplier equipped to better serve our customers in a high-growth industry that is rapidly evolving.

•	Our combined technology and expertise in developing electrical, mechanical and software solutions, as well as a broader and more capable field support network, will allow us to meet customer requirements for more innovative solutions and enhance shareowner value.

•	We will be working hard to make the transaction virtually seamless to all of our stakeholders.

•	All points of contact will remain the same through the closing of the transaction, which is expected by the third quarter of calendar year 2018.

•	In the meantime, please do not hesitate to reach out to your Rockwell Collins contact should you have any questions.

•	As always, thank you for your continued loyalty and partnership.

SUPPLIER EMAIL

Dear Valued Supplier/ Dear [Name]:

I want to make sure you are aware that Rockwell Collins and United Technologies announced they have reached an agreement whereby UTC will acquire Rockwell Collins and combine it with UTC Aerospace Systems, creating a new business — Collins Aerospace Systems.

A copy of the press release issued last night is attached for your reference.

UTC Aerospace Systems designs, manufactures and services systems and components and provides integrated solutions for commercial, regional, business and military aircraft, helicopters and other platforms. By combining UTC Aerospace Systems and Rockwell Collins, we will create a more diversified global aerospace systems supplier equipped to better serve our customers in a high-growth industry that is rapidly evolving.

This combination will bring together Rockwell Collins’ flight deck avionics, cabin electronics, cabin interiors, information management, mission communications and simulation and training solutions with United Technologies’ broad portfolio of electric systems, sensors and integrated systems, ISR and space systems, aerostructures and other aerospace systems.

Our combined technology and expertise in developing electrical, mechanical and software solutions, as well as a broader and more capable field support network, will allow us to meet customer requirements for more innovative solutions and enhance shareowner value.

While we are excited to join forces with UTC Aerospace Systems, it is important to note that today’s announcement is only the first step in the process. We expect to complete the transaction within the next nine to 12 months, pending shareholder and regulatory approval and other customary conditions. Until that time, Rockwell Collins and UTC Aerospace Systems will continue to operate as separate companies.

We will be sure to keep you informed of future developments. In the meantime, please do not hesitate to reach out to your Rockwell Collins contact should you have any questions.

As always, thank you for your continued loyalty and partnership. We hope you share in our excitement as we take this significant next step, and we look forward to our bright future together.

Sincerely,

[Name]

Safe Harbor Statement

This letter contains statements, including statements regarding the proposed acquisition of Rockwell Collins by United Technologies, that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: the ability of Rockwell Collins and United Technologies to receive the required regulatory approvals for the proposed acquisition of Rockwell Collins by United Technologies (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and approval of Rockwell Collins’ shareowners and to satisfy the other conditions to the closing of the transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; negative effects of the announcement or the consummation of the transaction on the market price of United Technologies’ and/or Rockwell Collins’ common stock and/or on their respective businesses, financial conditions, results of operations and financial performance; risks relating to the value of the United Technologies’ shares to be issued in the transaction, significant transaction costs and/or unknown liabilities; the possibility that the anticipated benefits from the proposed transaction cannot be realized in full or at all or may take longer to realize than expected; risks associated with contracts containing provisions that require third-party consent for a change of control or that otherwise may be triggered by the proposed transaction; risks associated with transaction-related litigation; the possibility that costs or difficulties related to the integration of Rockwell Collins’ operations with those of United

Technologies will be greater than expected; the outcome of legally required consultation with employees, their works councils or other employee representatives; and the ability of Rockwell Collins and the combined company to retain and hire key personnel. There can be no assurance that the proposed acquisition or any other transaction described above will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of United Technologies and Rockwell Collins on Forms 10-K, 10-Q and 8-K filed with or furnished to the SEC from time to time. These forward-looking statements are made only as of the date hereof and the company assumes no obligation to update any forward-looking statement.

Additional Information

In connection with the proposed transaction, United Technologies will file a registration statement on Form S-4, which will include a document that serves as a prospectus of United Technologies and a proxy statement of Rockwell Collins (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus will be sent to Rockwell Collins’ shareowners. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from United Technologies or Rockwell Collins. The documents filed by United Technologies with the SEC may be obtained free of charge at United Technologies’ website at www.utc.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from United Technologies by requesting them by mail at UTC Corporate Secretary, 10 Farm Springs Road, Farmington, CT, 06032, by telephone at 1-860-728-7870 or by email at corpsec@corphq.utc.com. The documents filed by Rockwell Collins with the SEC may be obtained free of charge at Rockwell Collins’ website at www.rockwellcollins.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Rockwell Collins by requesting them by mail at Investor Relations, 400 Collins Road NE, Cedar Rapids, Iowa 52498, or by telephone at 1-319-295-7575.

Participants in the Solicitation

United Technologies and Rockwell Collins and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about United Technologies’ directors and executive officers is available in United Technologies’ proxy statement dated March 10, 2017, for its 2017 Annual Meeting of Shareowners. Information about Rockwell Collins’ directors and executive officers is available in Rockwell Collins’ proxy statement dated December 14, 2016, for its 2017 Annual Meeting of Shareowners and in Rockwell Collins’ Forms 8-K dated January 10, 2017 and April 13, 2017. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from United Technologies or Rockwell Collins as indicated above.

No Offer or Solicitation

This letter shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.